Exhibit 99.10

Business of the Annual Meeting

1.  Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2007, together with the reports of the auditor and the actuary on those statements.

2.  Election of the Board of Directors

The 15 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board of Directors for a term of one year, which expires at the Company’s Annual Meeting in 2009.

Directors’ attendance at Board and committee meetings held in 2007 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.  Appointment of Auditors

The Board of Directors propose that the firm of Ernst & Young LLP be appointed as auditor for the 2008 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. For 2007, fees charged by Ernst & Young LLP to the Company and its subsidiaries were $20.8 million, compared with $28.7 million in 2006.

	Year ended December 31, 2007 ($ in millions)	Year ended December 31, 2006 ($ in millions)
Audit fees[1]	$19.8	$27.6
Audit-related fees[2]	0.5	0.8
Tax fees[3]	0.5	0.2
All other fees[4]	—	0.1
Total	$20.8	$28.7

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.
[2]

Includes consultations concerning financial accounting and reporting standards, due diligence in connection with mergers and acquisitions and audits in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes work relating to accident and health claims.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.  Shareholder Proposals

The shareholder proposals submitted for consideration by the shareholders at the Annual Meeting are included in Schedule “C”.

Note: All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

5	Manulife Financial Corporation Proxy Circular

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Important information regarding the nominees relating to committee memberships, meeting attendance, public board memberships and equity ownership is provided in the following charts. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Arthur R. Sawchuk Age: 72 Toronto, ON Canada Director Since[1]: 1993 Independent[2]	Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman after almost six years as Chairman, President and Chief Executive Officer and 40 years at DuPont Canada in various managerial positions. Mr. Sawchuk holds a B.Sc. in Mechanical Engineering from the University of Manitoba and is currently a member of the Association of Professional Engineers of Ontario. He also serves as a director of the Canadian
Institute for Advanced Research and is a Fellow of the Institute of Corporate Directors.
Board/Committee Membership:				Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors				8 of 8		100%	Bowater Inc.	1998 – 2007
Audit and Risk Management				7 of 7	[4]	100%	Manitoba Telecom Services Inc.	1997 – Present
Conduct Review and Ethics				3 of 3		100%
Corporate Governance and Nominating (Chair)				4 of 4		100%
Management Resources and Compensation				7 of 7		100%
(Vice Chair	)
Securities Held:
Year		Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008		43,250	42,610	85,860			$3,067,778	$300,000
2007		43,250	37,207	80,457			$3,128,168
Options Held (Director option grants discontinued in 2004):
Date Granted		Expiry Date	Number Granted	Exercise Price[9]			Total Unexercised	Value of Options Unexercised[10]
July 2, 2002		July 2, 2012	10,000	$21.825			10,000	$139,050

Gail C.A. Cook-Bennett Age: 67 Toronto, ON Canada Director Since[1]: 1978 Independent[2]	Gail Cook-Bennett is Vice Chair of the Board. Since 1998, Gail Cook-Bennett has served as Chair of the Canada
Pension Plan Investment Board, an investment management organization that invests the $119 billion Canada Pension
Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA
(Honours) from Carleton University, and a PhD (Economics) from the University of Michigan. She holds a Doctor of Laws
Degree (honoris causa) from Carleton University and is a Fellow of the Institute of Corporate Directors.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Emera Inc.	2004 – Present
Management Resources and Compensation			6 of 7	85%	Petro-Canada[12]	1991 – Present
Corporate Governance and Nominating[11]					Transcontinental Inc.	1998 – 2004
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	15,000	8,546	23,546		$841,299	$300,000
2007	15,000	8,361	23,361		$908,276
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Dominic D’Alessandro Age: 61 Toronto, ON Canada Director Since[1]: 1994 Not Independent (Management)	Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, the Company has
undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr.
D’Alessandro holds a B.Sc. in Physics and Mathematics and he is a Chartered Accountant. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected
CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He is an Officer of the Order of
Canada. In 2006, Mr. D’Alessandro was named to the Advisory Committee on the Public Service of Canada and
appointed to NAFTA’s North American Competitiveness Council.
Board/Committee Membership[13]:			Attendance[3,13]:		Public Board Membership During Last Five Years:
Board of Directors			7 of 7	100%	Hudson’s Bay Company	1996 – 2003
					Trans Canada Pipelines, Ltd.	2000 – 2003
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	520,250	1,588,067	2,108,317		$75,330,166	$8,932,028
2007	562,500	1,266,134	1,828,634		$71,097,290
Options Held: See “Statement of Executive Compensation” Section

7	Manulife Financial Corporation Proxy Circular

John M. Cassaday Age: 54 Toronto, ON Canada Director Since[1]: 1993 Independent[2]	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since 1999.
Corus is a Canadian leader in specialty television and radio and is a global leader in the production of children’s animation. Mr. Cassaday has also been Executive Vice President of Shaw Communications, President and Chief
Executive Officer of Shaw Media, Star Choice Communications and of CTV Television Network. Mr. Cassaday has an
MBA (Dean’s List) from The Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with the United Way, The Rotman School of Management and St. Michael’s Hospital.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance and Nominating			4 of 4	100%	Sysco Corporation	2004 – Present
					Loblaw Companies Limited	1997 – 2004
					Masonite International Corporation	1992 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	40,000	28,368	68,368		$2,442,789	$300,000
2007	40,000	24,449	64,449		$2,505,777
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Lino J. Celeste Age: 70 Saint John, NB Canada Director Since[1]: 1994 Independent[2]	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic provinces telephone companies. Prior to assuming the
Chairmanship, Mr. Celeste was President and Chief Executive Officer of New Brunswick Telephone Company Limited.
Mr. Celeste holds a P.Eng. (Electrical Engineering) from the University of New Brunswick. He also served as a director of
New Brunswick Electric Power Commission and as Chairman of the Greater Saint John Community Foundation, a
charitable organization.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	None
Audit and Risk Management			6 of 7	85%
Conduct Review and Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	12,600	15,655	28,255		$1,009,551	$300,000
2007	12,600	13,405	26,005		$1,011,074
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Thomas P. d’Aquino Age: 67 Ottawa, ON Canada Director Since: 2005 Independent[2]	Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. Mr. d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier
University. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative. He is currently Chair of
Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The
National Gallery of Canada Foundation.
Board/Committee Membership:			Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors			8 of 8		100%	CGI Inc.	2006 – Present
Audit and Risk Management			4 of 4	[14]	100%
Conduct Review and Ethics			1 of 1	[14]	100%
Management Resources and Compensation			7 of 7		100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	6,190	11,454	17,644			$630,420	$300,000
2007	6,190	7,403	13,593			$528,496
Options Held (Director option grants discontinued in 2004): Nil

Manulife Financial Corporation Proxy Circular	8

Richard B. DeWolfe[15] Age: 64 Westwood, MA U.S.A. Director Since: 2004 Independent[2]	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The
Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory; and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe
Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock
Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance
Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	John Hancock Financial Services, Inc.	2002 – 2004
Audit and Risk Management (Chair)			7 of 7	100%
Conduct Review and Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	14,000	21,424	35,424		$1,265,700	$300,000
2007	14,000	15,957	29,957		$1,164,728
Options Held (Director option grants discontinued in 2004): Nil

Robert E. Dineen, Jr. Age: 67 New York, NY U.S.A. Director Since[1]: 1999 Independent[2]	Robert Dineen is Of Counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown
University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Latin America and Asia and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business, and as a specialist in U.S. and international private banking and financial transactions.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Nova Chemicals Corporation	1998 – Present
Audit and Risk Management			7 of 7	100%
Conduct Review and Ethics			3 of 3	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	29,000	32,429	61,429		$2,194,858	$300,000
2007	29,000	31,729	60,729		$2,361,144
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Pierre Y. Ducros Age: 68 Montreal, QC Canada Director Since[1]: 1999 Independent[2]	Pierre Ducros is President of P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief
Executive Officer of DMR Group Inc. which he co-founded in 1973, and Vice-Chairman of the Task Force on The Future
of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros holds a BA from the Université de Paris at
Collège Stanislas in Montréal and a B.Eng. (Communications) from McGill University.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Cognos Incorporated[16]	1986 – January 2008
Corporate Governance and Nominating			4 of 4	100%	Emergis Inc.	1998 – January 2008
					Rona Inc.	2005 – Present
					Telus	2005 – Present
					eNGENUITY Technologies Inc.	2002 – 2005
					Nstein Technologies Inc.	2002 – 2006
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	55,600	28,310	83,910		$2,998,104	$300,000
2007	55,600	26,009	81,609		$3,172,958
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

9	Manulife Financial Corporation Proxy Circular

Scott M. Hand Age: 65 Toronto, ON Canada Director Since[1]: 2007 Independent[2]	Scott Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in
January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business
Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of Juno Special Situations Corporation (mining resource investment) and Boyd Technologies LLC (paper non-woven materials). He also serves on the boards of the
Ontario Heritage Trust and the World Wildlife Fund Canada. Mr. Hand received a JD from Cornell University and a BA from Hamilton College.
Board/Committee Membership:			Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors			4 of 4	[17]	100%	Fronteer Development Group Inc.	2007 – Present
Audit and Risk Management			3 of 3	[17]	100%	Inco Limited	1991 – 2007
Conduct Review and Ethics			2 of 2	[17]	100%	Independence Community Bank Corp.	1987 – 2006

Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement by 2012[8]
2008	20,000	1,242	21,242			$758,977	$300,000
2007	10,000	0	10,000			$388,800
Options Held (Director option grants discontinued in 2004): Nil

Luther S. Helms Age: 64 Scottsdale, AZ U.S.A. Director Since[1]: 2007 Independent[2]	Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-
owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice
Chairman of KeyBank from 1998-2000. Mr. Helms is a director of Lifelock, an identity theft protection company. Mr.
Helms has an MBA from the University of Santa Clara and a BA in History and Economics from the University of
Arizona.
Board/Committee Membership:			Attendance[3]:			Public Board Membership During Last Five Years:
Board of Directors			4 of 4	[17]	100%	ABM Industries Incorporated	1995 – Present
Audit and Risk Management			3 of 3	[17]	100%
Conduct Review and Ethics			2 of 2	[17]	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs			Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement by 2012[8]
2008	2,100	2,610	4,710			$168,288	$300,000
2007	2,100	0	2,100			$81,648
Options Held (Director option grants discontinued in 2004): Nil

Thomas E. Kierans[18] Age: 67 Toronto, ON Canada Director Since[1]: 1990 Independent[2]	Thomas Kierans is Chair of Council and Vice President of Social Sciences and Humanities Research Council. Mr. Kierans
holds a BA (Honours) from McGill University and an MBA (Finance), Dean’s Honours List, from the University of
Chicago. Mr. Kierans has also been Chairman of The Canadian Journalism Foundation, Chairman of CSI-Global
Education Inc., Chairman of the Canadian Institute for Advanced Research, Chairman of the Board of the Toronto
International Leadership Centre for Financial Sector Supervisors, Chairman of Moore Corporation Limited, Chairman of
Petro-Canada, President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir
Limited (later ScotiaMcLeod Inc.).
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			4 of 8	50%	Petro-Canada[12]	1991 – Present
Audit and Risk Management			5 of 7	71%	BCE Inc.	1999 – 2004
Conduct Review and Ethics (Chair)			1 of 3	33%	Inmet Mining Corporation	1996 – 2004
Corporate Governance and Nominating			3 of 4	75%	IPSCO Inc.	1993 – 2003
					Telesat Canada	1999 – 2004
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	61,376	0	61,376		$2,192,964	$300,000
2007	61,362	0	61,362		$2,385,755
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Manulife Financial Corporation Proxy Circular	10

Lorna R. Marsden Age: 66 Toronto, ON Canada Director Since[1]: 1995 Independent[2]	Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was
President and Vice Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President
and Vice Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a
BA from the University of Toronto and a PhD from Princeton University. She is a recipient of honorary Doctor of Laws degrees from the University of New Brunswick, the University of Winnipeg, Queen’s University and the University of
Toronto. Dr. Marsden serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	SNC-Lavalin Group Inc.	2006 – Present
Management Resources and Compensation			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	38,664	14,455	53,119		$1,897,942	$300,000
2007	38,664	12,416	51,080		$1,985,990[19]
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Hugh W. Sloan, Jr. Age: 67 Bloomfield Village, MI U.S.A. Director Since[1]: 1985 Independent[2]	Hugh Sloan is Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr.
Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations.
He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	Spartan Motors, Inc.	2007 – Present
Corporate Governance and Nominating			4 of 4	100%	Wescast Industries Inc.	1998 – Present
Management Resources and Compensation (Chair)			7 of 7	100%	Virtek Vision International, Inc.	2000 – 2005
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	14,420	22,010	36,430		$1,301,644	$300,000
2007	14,420	19,336	33,756		$1,312,433
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

Gordon G. Thiessen Age: 69 Ottawa, ON Canada Director Since[1]: 2002 Independent[2]	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board,
the oversight body for the auditing profession in Canada. Mr. Thiessen holds a BA (Honours) and an MA from the
University of Saskatchewan and a PhD from the London School of Economics. Mr. Thiessen also serves as a director of the Institute for Research on Public Policy.
Board/Committee Membership:			Attendance[3]:		Public Board Membership During Last Five Years:
Board of Directors			8 of 8	100%	IPSCO Inc.	2001 – 2007
Management Resources and Compensation			7 of 7	100%
Securities Held:
Year	Common Shares[5]	DSUs[6]	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs[7]	Minimum Ownership Requirement[8]
2008	1,000	23,131	24,131		$862,201	$300,000
2007	1,000	20,868	21,868		$850,228
Options Held (Director option grants discontinued in 2004):
Date Granted	Expiry Date	Number Granted	Exercise Price[9]		Total Unexercised	Value of Options Unexercised[10]
July 2, 2002	July 2, 2012	6,000	$21.825		6,000	$83,430

11	Manulife Financial Corporation Proxy Circular

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]

“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of SOX and Section 1.2 of Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices. The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships, to determine whether there are any relationships which might interfere with a Director’s ability to make an independent judgment.

[3]	It is the policy of the Company that Directors attend the Annual Meeting and all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

[4]

Arthur R. Sawchuk resigned from the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board meeting on May 3, 2007 to allow the two new Directors elected in 2007 to be appointed pursuant to the Board policy that all new Directors will become members of the Audit Committee. At the invitation of the Chair of each such Committee he continued to attend the Committee meetings.

[5]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 18, 2008 and March 14, 2007, respectively.

[6]	“DSUs” refers to the number of deferred share units held by the Director as of March 18, 2008 and March 14, 2007, respectively.

[7]

The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 18, 2008 ($35.73) and March 14, 2007 ($38.88), respectively, times the number of Common Shares and DSUs outstanding as of March 18, 2008 and March 14, 2007.

[8]

All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and preferred shares and DSUs are considered equity for this purpose, but stock options are not. Directors must take 50% of the Board Retainer in DSUs until the minimum threshold is met (see Schedule “A” Statement of Corporate Governance Practices – Director Share Ownership). The minimum required for Dominic D’Alessandro, as President and CEO, is equal to seven times his base salary (see “Report on Executive Compensation – Executive Share Ownership Guidelines”). Mr. D’Alessandro meets this requirement.

[9]	The “Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.

[10]

The “Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 18, 2008 and the Exercise Price of the options multiplied by the number of unexercised options on March 18, 2008.

[11]	Gail C.A. Cook-Bennett was appointed to the Governance Committee on December 7, 2007. There were no Governance Committee meetings in 2007 following her appointment.

[12]

Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the board (but not on any of the same committees) of Petro-Canada. No other Directors serve on the same board of directors other than the Board of Directors of the Company.

[13]	Dominic D’Alessandro is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2007 was for independent Directors only.

[14]

Thomas P. d’Aquino resigned from the Audit and Risk Management Committee and the Conduct Review and Ethics Committee at the Board meeting on May 3, 2007 to allow the two new Directors elected in 2007 to be appointed to these Committees.

[15]	Richard B. DeWolfe was a director of Response U.S.A., Inc. (“Response”) until October 2000. In May 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.

[16]

Pierre Y. Ducros was a director of Cognos Incorporated (“Cognos”) during the period from November 2005 to July 2006, during which time the United States Securities and Exchange Commission (“SEC”) conducted a review of the revenue recognition policy used by Cognos in its periodic reports. During the course of the SEC review, Cognos delayed filing its financial statements. As a result of this filing delay, the Ontario Securities Commission (“OSC”) imposed a management and insider cease trade order against Cognos on June 14, 2006. The SEC review was concluded in July 2006 without objection to Cognos’ revenue recognition policy. The management and cease trade order imposed by the OSC was lifted on August 4, 2006, two full business days after Cognos filed its delayed financial statements with the OSC.

[17]	Scott M. Hand and Luther S. Helms were elected to the Board and appointed to the Audit and Risk Management Committee and the Conduct Review and Ethics Committee on May 3, 2007.

[18]

Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the Companies Creditors Arrangement Act (Canada) and that it had initiated ancillary filings in the United States and the United Kingdom.

[19]	Lorna R. Marsden also owns 20,000 Non-Cumulative Class A Shares, Series 1 of the Company.

Manulife Financial Corporation Proxy Circular	12

Schedule “A” – Statement of Corporate Governance Practices

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (“Insurance Companies Act”), Canadian Securities Administrators’ Multilateral Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ Multilateral Instrument 52-110 (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101 (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”).

The following Statement of Corporate Governance Practices highlights various elements of the Company’s corporate governance program.

Mandate of the Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board and the Board Policies are attached as Schedule “B”. The Mandate of the Board and the Board Policies are on the Corporate Governance page of the Company’s website and are available upon request from the Corporate Secretary.

Independence of the Board

The Board has established the policy that at least a majority of Directors must satisfy the applicable independence requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any relationships which might interfere with a Director’s ability to make an independent judgment.

The Board has determined that 14 of the 15 current members of the Board are independent under Section 303A.2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the Governance Instrument. Dominic D’Alessandro is not independent because he is the Company’s President and CEO.

Independence of the Chair of the Board

■	The positions of the Chair and the CEO are separate.

■	The Chair is an independent Director.

■	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

■

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for identifying quali-

fied candidates for nomination to the Board. The Governance Committee:

■

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

■	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.

■	Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board.

■	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

■

Maintains an evergreen list of suitable candidates for the Board who the Governance Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

■	Directors must retire at 72 and may not be nominated for re-election. The Board may waive this as circumstances may dictate.

The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is submitted in accordance with the Insurance Companies Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five percent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Majority Election of Directors Policy

The Governance Committee’s Majority Election of Directors Policy, provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Governance Committee. The Board will, in the absence of extenuating circumstances, accept the resignation within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting it. In filling the

43	Manulife Financial Corporation Proxy Circular

vacancy resulting from a Director resignation, the Directors may wait until the next Annual Meeting, appoint a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director.

Position Descriptions for Chair, Committee Chairs, CEO and Individual Directors

The Board has developed position descriptions outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors. The position descriptions can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

Director Education and Orientation

The Company provides an education program for all Directors, including a detailed orientation program for new Directors, which incorporates the following:

■

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors.

■

New Directors receive a manual which provides information about the Company, the Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

■

New independent Directors are initially appointed to the Audit Committee as part of the Directors’ orientation to the Company’s business. As an Audit Committee member, the Director will be exposed to all aspects of the financial and risk management elements of the Company. This is intended to assist the new independent Directors in learning the business model more quickly. All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

■	New Directors meet with the Chair, the CEO and other members of management to discuss the Company’s strategies, operations and functions.

■

A Directors’ Manual providing a comprehensive outline of the duties, responsibilities, structure and the committees of the Board. The Directors’ Manual includes the Board Mandate, Board Policies, committee charters, the regulatory compliance program, the incorporating documents, by-laws, administrative resolutions, Directors’ policies, Company policies, the Code of Business Conduct and Ethics and a Glossary of Terms.

■

Directors’ seminars and divisional presentations to the Board to provide in-depth reviews of key businesses and functions. In 2007, seminars included: Longevity; Third Party Asset Management; Manulife and the Canadian Affinity Market; and Shaping the Future for Growth.

■

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations. In 2007 the

Directors visited the Company’s United States operations in Boston, Massachusetts and Canadian Operations in Waterloo, Ontario.

■

In 2007, all Directors became members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

■

Directors may seek additional professional development education at the expense of the Company. In 2007, certain Directors continued to be members of organizations relating to human resources and women on boards and attended a conference for executives on the life insurance industry.

Board Access to Management

The Company provides both formal and informal means for the Board to interact with management. Directors have access to management to discuss matters that they may wish to pursue.

Board Committee Membership Standards

The Board relies on its committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. There are currently four standing committees of the Board: the Audit and Risk Management Committee (“Audit Committee”); the Conduct Review and Ethics Committee (“Ethics Committee”); the Governance Committee; and the Management Resources and Compensation Committee (“Compensation Committee”). All committees have the following common characteristics:

■	Comprised solely of independent Directors.

■

Have a written charter setting out its responsibilities. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website or by writing to the Corporate Secretary.

■	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

■	Reviews its performance and its charter annually.

■	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Audit and Risk Management Committee

The Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.

The Audit Committee has established the Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves

Manulife Financial Corporation Proxy Circular	44

recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.

The Board annually reviews the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX. The Board has determined that all members are financially literate and that all members possess the necessary qualifications to be designated as Audit Committee Financial Experts.

The Audit Committee has direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, the General Counsel and the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada). The Audit Committee also meets with management.

The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and updated regularly to mitigate the Company’s exposures.

Conduct Review and Ethics Committee

The Ethics Committee oversees the procedures relating to conflicts of interest, customer complaints, related party transactions and protection of confidential information.

The Ethics Committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.

Management Resources and Compensation Committee

The Compensation Committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. The Compensation Committee is responsible for:

■	Approving the appointment of and providing proper development, compensation and review of senior management.

■

Reviewing and approving annually the appointment, succession, remuneration and performance of the senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.

■	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance and Nominating Committee

The Governance Committee is responsible for:

■	Developing director selection criteria.

■	Identifying and recommending to the Board qualified director nominees.

■	Overseeing the Company’s corporate governance program.

■	Developing governance policies, practices and procedures.

■	Reviewing the structure, mandate and composition of the Board and Board committees.

■	Reviewing the objectives, performance and compensation of the President and CEO.

■	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.

Independent Directors’ Meetings

Each meeting of the Board and of its committees is followed by an in camera meeting, at which the independent Chair of the Board or the independent Chair of one of the committees of the Board acts as Chair. Non-independent Directors and management do not attend.

The Board also holds meetings at which non-independent Directors and members of management are not in attendance. In 2007, one meeting of the independent Directors was held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Governance, Compensation and Audit Committees retained outside advisors in 2007.

Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board committee with the approval of the Governance Committee.

Director Compensation

The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. During 2007, the Board engaged Hugessen Consulting Inc. (“HCI”), a recognized, independent external consultant to provide advice and guidance on Director compensation. Director compensation was amended in 2007 (see Board of Directors’ Compensation on page 13).

Director Share Ownership

To align Director’s compensation with the long-term interests of the Company, Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. Directors are required to take 50% of their Board Retainer in shares or DSUs until minimum holdings are met. All Directors who have been on the Board for five years have met the minimum equity ownership amount.

45	Manulife Financial Corporation Proxy Circular

No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

Board Evaluation

The Governance Committee conducts annual, formal evaluations of the Board, Board committees, the Chairman and the individual Director. The process includes:

■	Annual evaluation meetings between the Chair and each Director to discuss Board performance, including a peer review.

■	Each Director completes biennial written Board Effectiveness and Director Self-Assessment Surveys.

■	The Board and Board committees are assessed against their mandates and charters.

■

Contributions of individual Directors are assessed against the applicable position descriptions and the Directors’ Matrix setting out the skills each individual Director is expected to bring to the Board.

■	The assessments of the Board, the committees and the Directors, focus on identifying areas for improvement.

■

The results of the assessments are presented to the Governance Committee and the Board. The Governance Committee identifies areas for improvement, develops action plans and monitors the progress of these plans.

■	Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Governance Committee’s plan for improvement.

■	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

■	Annual determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Governance Committee and the CEO annually set financial and non-financial objectives for the CEO, which are approved by the Board. The CEO’s performance is evaluated annually by the Governance Committee based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (“Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Ethics Committee.

All employees of the Company and the Directors annually review the Code, complete an on-line training course, certify compliance with the Code and disclose any conflicts of interest.

The Board, through the Governance and Compensation Committees, annually reviews the integrity of the CEO and the Executive Officers, and their promotion of a culture of integrity.

CEO and CFO Certification of Financial Statements

The CEO and Chief Financial Officer certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits Written Affirmations as required by the NYSE Rules.

Communication Policies

Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by the Legal, Investor Relations and Corporate Communications departments, senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.

The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations department and to the media and employees through its Corporate Communications department.

The Investor Relations department provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.

The Company’s website,, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website or at.

Manulife Financial Corporation Proxy Circular	46

Risk Management

Overview

Manulife Financial’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue and earnings growth, and shareholder value growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken, and by proactively executing effective risk control and mitigation programs.

Risks will only be assumed that are prudent in relation to the Company’s capital strength and earnings capacity, are aligned with our operational capabilities, meet our corporate ethical standards, allow us to remain diversified across risk categories, businesses and geographies, and for which we expect to be appropriately compensated. Risk must be managed effectively to safeguard our reputation and capital, and to meet the expectations of our shareholders, customers and regulators.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management framework sets out policies and standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation. In order to ensure that we can effectively execute our risk management we continuously invest to attract and retain qualified risk professionals, and to build and maintain the necessary processes, tools and systems.

Individual risk management strategies are also in place for each specific key risk within our broad risk categories: strategic, credit, market and liquidity, insurance and operational. To ensure consistency, these strategies incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy related to assuming risks;

■	Establishment of specific risk limits;

■	Identification, measurement, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

Sound business decisions require a strong risk culture, and well-informed executive management and Board of Directors. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors oversees our global risk taking activities and risk management practices. The ARMC approves and periodically reviews our enterprise risk management policy, risk taking philosophy, overall risk appetite, and approves and monitors compliance with all key risk policies and limits. The ARMC regularly reviews with management trends in material risk exposures and major risk taking activities, and the ongoing effectiveness of our risk management practices. The Conduct Review and Ethics Committee of the Board oversees activities and risks specifically related to conflicts of interest, confidentiality of information, customer complaints and related third party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies, key programs, and all related risks.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Chief Financial Officer (“CFO”) and Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and continuously promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establish risk policy, guide risk taking activity, monitor material risk exposures, and sponsor strategic risk management priorities throughout the organization.

The executive-level risk oversight committees and their mandates are presented below:

Executive Risk Committee

■ Approves and oversees execution of our enterprise risk management framework ■ Establishes risk taking philosophy and risk appetite	■ Approves key risk policies and limits ■ Monitors risk exposures and reviews major risk taking activities

Product Oversight Committee	Credit Committee	Global Asset Liability Committee

■  Establishes product design and pricing policies and standards of practice, and oversees execution of our insurance risk management strategy

■  Reviews insurance risk exposures

■  Sub-group approves product offerings

■  Establishes and oversees execution of our credit risk management strategy, policies and standards of practice

■  Reviews credit exposures and reviews major risk taking activities

■  Approves large individual credits and investments

■  Establishes and oversees market and liquidity risk management strategies, policies and standards of practice, including our asset liability management program

■  Monitors market and liquidity risk exposures and reviews major risk taking activities

■  Approves target investment strategies

2007 Annual Report	21

Business units across the organization own and take accountability for the risks they assume. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering expected risk-adjusted returns.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework as well as individual risk management strategies for each broad risk category, and oversees the execution of these strategies across the enterprise. CRM proactively partners with business units to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification and Monitoring

Manulife Financial endeavours to evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a directly comparable risk-adjusted basis and to identify, monitor, measure, and control the risks assumed using a common set of practices. Our business units identify and assess risks arising from their activities on an ongoing basis, as an integral component of their business management processes. CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures relating to specific risk categories, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy limit exceptions, as required.

The ERC and the ARMC each review a set of risk reports quarterly that present all key elements of our risk profile and exposures across all risk categories enterprise-wide, incorporating both quantitative risk measures and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring of compliance with all key risk policy limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs.

The Chief Actuary presents the results of the Dynamic Capital Adequacy Testing to the Board of Directors annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of all global risk management programs, and their effectiveness, with the ARMC annually.

Risk Measurement

Risk exposures are evaluated using a variety of risk measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to deterministic stress testing of earnings and shareholders’ economic value, as well as sophisticated stochastic scenario modeling of economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across all business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.

We measure consolidated internal risk-based capital using a combination of economic capital and Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of capital needed to meet all obligations with a very high and pre-defined confidence level. We evaluate our consolidated earnings volatility using an earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level. Both economic capital and earnings at risk are measured enterprise-wide and can be allocated by risk, product line, asset category, and market. We continue to expand the application of economic capital, in the evaluation of risk-adjusted returns for product pricing and investment decision support, throughout our organization.

We stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of significantly adverse but “plausible” scenarios through our Dynamic Capital Adequacy Test.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within the approved risk limits for each specific risk. Controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and are a normal part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level are delegated based on the skill, knowledge and experience of the specific individuals.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to ensure our aggregate risk remains within our risk appetite and limits. Internal controls within the business units and corporate functions are in place to limit our exposure to operational risks.

The Company manages risk taking activities against an overall group appetite for assuming risk that reflects the financial condition, and the business strategies and risk tolerances approved by the Board of Directors. The risk appetite is set in relation to a variety of risk measures including economic capital and earnings at risk, as well as regulatory capital requirements. To ensure exposures to particular risks are appropriate and that the Company remains well-diversified across risk categories, we manage specific risk exposures against enterprise-wide limits established for each of these specific risks. These limits are set in relation to risk measures ranging from economic capital and earnings at risk to risk measures applied only to the particular risk.

22	2007 Annual Report

The following charts show the composition of the Company’s internal risk-based capital by broad risk category and product line.

The following sections describe the key risks we face in each broad risk category and highlight the strategies in place to manage these risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factors  Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices relative to our competitors, and our financial strength ratings and our reputation. External business, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness.

Risk Management Strategy The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of important processes:

■	Strategic planning that is integrated with risk assessments and reviewed where appropriate with the Board of Directors;

■	Detailed business planning executed by divisional management and reviewed by the CEO;

■	Quarterly operational performance reviews of all businesses, along with business risks, with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation that ensures a consistent decision making framework across the organization;

■	Review and approval of acquisitions and divestitures by the CEO and where appropriate with the Board of Directors.

Market and Liquidity Risk

Market risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Risk Management Strategy Overview  Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market risk management strategy including our asset liability management program. The programs cover the management of a variety of risks that arise in generating investment returns to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timberlands and oil and gas properties, interest rate changes, and foreign exchange rate changes, as well as liquidity risk. These programs are designed to keep potential losses from these risks within acceptable limits. Global investment policies establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support.

General account product liabilities are segmented into groups with similar characteristics that are each supported by a unique portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets, as well as portfolio management styles. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques to optimize returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to risk.

2007 Annual Report	23

Market Price and Interest Rate Risk

Key Risk Factors  Market price volatility and interest rate changes, including credit spreads, with our product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in our shareholders’ equity account. The level of our sales activity and asset retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of our general account investments, segregated funds and mutual funds.

Interest rate risk arises within our general fund primarily due to the uncertainty of future returns on investments made as recurring premiums are received, and to a lesser extent, due to tactical mismatch positions taken between the term profile of our assets and liabilities. Market price and interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. If the term profile of our assets is shorter than our liabilities, interest rate declines may reduce the future return on invested assets supporting the liabilities. On the other hand, for products that pass through investment returns to policyholders, if rates increase significantly we may need to increase credited rates and reduce margins in order to remain competitive. Declines in market values of equity, commercial real estate, and timberlands will also impact the return on assets supporting liabilities and in our shareholders’ equity account.

Market price and interest rate risk arising from our off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and variable insurance products. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets could reduce asset-based fee revenues and increase the cost of guarantees associated with our variable products.

Risk Management Strategy  We manage assets supporting products that generally pass through investment returns to policyholders, to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances. To support wealth management products with fixed credited rates, we invest in fixed income assets that have a term profile generally matching the term profile of the liabilities, to the extent assets are available in the market at those terms. Several insurance and wealth management products have guaranteed benefits extending well beyond the term for which fixed income assets are generally available in the market. We manage assets supporting these long-dated benefits to achieve a target return sufficient to support these obligations over their lifetime, subject to established risk tolerances by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios.

We evaluate market price and interest rate risk exposures using a variety of techniques and measures that are primarily based on projecting asset and liability cash flows under a variety of future interest rate and market return scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value sensitivity to specific stress scenarios, earnings at risk and economic capital.

Interest rate and credit spread risk arising in our general account, is managed against enterprise-wide economic capital and earnings at risk based limits and economic value sensitivity limits for specific segments. We delegate trading authorities to individuals as well as accountabilities for managing and monitoring interest rate risk. Asset duration, key-rate duration and cash flow targets are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and rebalance positions to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities.

We mitigate market price risk arising from our general account non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timberland, agricultural land and oil and gas properties. We manage total non-fixed income asset investments against an established aggregate limit and against aggregate limits for each asset category. To diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection, commercial real estate investments to established limits by property type and geography, and timber and agricultural land investments to limits by geography and crop. We proactively manage allocations to non-fixed income assets, reflecting management’s risk preferences.

We mitigate both market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. We design new product benefit guarantees and fund offerings to meet established extreme event risk exposure limits, based on economic capital. We have reinsurance in place on existing business that transfers investment return related benefit guarantee risk, where appropriate. We also employ dynamic capital markets hedging for a portion of our business.

The Company’s aggregate exposure to equities is managed against enterprise-wide economic capital and earnings at risk based limits. These limits cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general account investments.

Exposures Arising from General Fund The following table shows the potential impact on shareholders’ economic value as a result of specific stress scenarios applied to our general fund, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal models. We calculate shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are:

■	an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets;

24	2007 Annual Report

■	an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum interest rate of 0.25 per cent and

■	an immediate ten per cent decline in the market value of non-fixed income assets.

Liabilities supported with matching mandates include guaranteed benefit and expense obligations falling within terms for which fixed income assets are generally available in the market. These liabilities represented approximately half of our product liabilities as at December 31, 2007. Our strategy is to support these liabilities with fixed income assets that have a generally matching term profile.

Liabilities supported with target return mandates include guaranteed benefit and expense obligations falling beyond the term for which fixed income assets are generally available in the market as well as liabilities for products where investment returns are generally passed through to policyholders. These liabilities represented approximately half of our product liabilities as at December 31, 2007. Target return mandate segments also include assets in our shareholders’ equity account. The underlying economic risk exposure arising from our long-dated guaranteed liabilities is the potential failure to achieve the assumed returns over the entirety of their long investment horizon. For products where investment returns are generally passed through to policyholders, the economic risk arises primarily from embedded minimum guarantees and policyholder withdrawal options.

Table 1    ^    Impact on Shareholders’ Economic Value Arising From General Fund

As at December 31 (Canadian $ in millions)	1% change in interest rates		10% decline in market values**
	Increase	Decrease	Equities	Real Estate	Timber	Other*
2007
Matching Mandates
Wealth management	$6	$(9)
Insurance	95	(159)
Total	$101	$(168)
Target Return Mandates
Wealth management	$(27)	$3	$(56)	$(39)	$(3)	$(4)
Insurance	778	(1,224)	(120)	(239)	(48)	(10)
Shareholders’ equity account	(369)	467	(292)	(2)	(22)	(64)
Total	$382	$(754)	$(468)	$(280)	$(73)	$(78)
2006
Matching Mandates
Wealth management	$22	$(24)
Insurance	247	(325)
Total	$269	$(349)
Target Return Mandates
Wealth management	$(70)	$13	$(59)	$(27)	$(4)	$(3)
Insurance	533	(1,033)	(124)	(211)	(67)	(7)
Shareholders’ equity account	(396)	451	(339)	(15)	(1)	(65)
Total	$67	$ (569)	$(522)	$(253)	$(72)	$(75)

*	Other assets include agricultural lands and oil and gas holdings.

**	A 10% increase in market values of equities, real estate, timber and other assets would have the exact opposite impact to that displayed above.

As at December 31, 2007, the largest portion of our exposure to interest rate changes arose in our target return segments supporting our guaranteed liabilities falling beyond the term for which fixed income assets are generally available in the market. These segments had exposure to a permanent decline in interest rates primarily due to fixed income asset portfolios with terms shorter than the long-dated liabilities they support. Interest rate exposure also arose as a result of minimum rate guarantees on products where we generally pass through investment returns. The exposures within our insurance liability segments were partially offset by the exposures within our shareholders’ equity account. We remain positioned to benefit from interest rate increases.

Exposures Arising from Variable Products and Other Managed Assets  The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline and ten per cent increase in the market value of equity funds.

2007 Annual Report	25

Table 2    ^    Impact on Shareholders’ Economic Value from Variable Products and Other Managed Assets

Change in Market Values as at December 31 (Canadian $ in millions)	2007		2006
	10% Increase	10% Decrease	10% Increase	10% Decrease
Market-based fees	$545	$(540)	$543	$(567)
Variable product guarantees	$99	$(209)	$104	$(167)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.

Table 3    ^    Variable Annuity and Segregated Fund Benefit Guarantees

	2007			2006
As at December 31 (Canadian $ in millions)	Fund value[2]	Amount at risk[2]	Expected guarantee cost[3]	Fund value[2]	Amount at risk[2]	Expected guarantee cost[3]
Maturity/income/withdrawal benefits	$60,737	$863		$51,188	$429
Death benefits[1]	11,063	1,230		12,926	1,133
Total	$71,800	$2,093	$(2,268)	$64,114	$1,562	$(1,623)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

[2]

Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable and represents a theoretical value only.

[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The expected guarantee cost represents the average, across all stochastically modeled investment return scenarios, of the present values of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees, considering future mortality, policy termination and annuitization rates. Fee income supporting guarantees is expected to exceed benefit payments, resulting in a negative expected cost. The increase in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2006 was driven by sales of products with higher guarantees that also have higher margins on an expected basis.

Foreign Currency Risk

Key Risk Factors  A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian denominated assets. If the Canadian dollar strengthened relative to non-Canadian currencies, the translated value of reported earnings from these non-Canadian denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline.

Risk Management Strategy  Manulife Financial has a policy of matching the currency of our assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the liabilities they support, up to target capital levels. This policy ensures that changes to our reported shareholders’ equity are largely offset by changes in our reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates. However, the policy results in variability in reported shareholders’ equity. Currency risk exposure is managed to an established value at risk limit measured relative to the policy position.

The following table shows the impact on shareholders’ equity and net income of a 1% change in the Canadian dollar relative to our key operating currencies.

Table 4    ^    Impact of Changes in Foreign Exchange Rates*

	Shareholders’ Equity		Net Income
As at December 31 (Canadian $ in millions)	2007	2006	2007	2006
1% strengthening relative to U.S. Dollar	$(159)	$(165)	$(31)	$(28)
1% strengthening relative to Japanese Yen	$(14)	$(15)	$(6)	$(6)

*	A weakening in rates would have the exact opposite impact to that displayed above.

Liquidity Risk

Key Risk Factors  Manulife Financial is exposed to liquidity risk in each operating company and in the holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, expenses and investment activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders

26	2007 Annual Report

either terminating policies with material cash surrender values, or not renewing them when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.

The ability of MFC, the holding company, to fund its cash requirements depends upon it receiving dividends, distributions and other payments from its operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, have restrictions on payments which they may make to MFC.

Risk Management Strategy  Global liquidity management policies and procedures are designed to ensure we have adequate liquidity available to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

Liquidity risk is reduced by having policy liabilities that are well-diversified by product, market, geographical region and policyholder. We design insurance products to encourage policyholders to maintain their policies in-force, thereby generating a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies to mitigate the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies that match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. We forecast and monitor actual daily operating liquidity and cash movements in local operations as well as centrally, to ensure liquidity is available and cash is employed optimally.

Global operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include cash and short-term securities, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. Our strategic liquidity remains above policy targets.

Table 5    ^    Strategic Liquidity*

	2007		2006
As at December 31 (Canadian $ in millions)	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$81,487	$81,571	$89,966	$89,140
Adjusted policy liabilities	$20,597	$26,750	$22,507	$28,973
Liquidity ratio	396%	305%	400%	308%

*	During the year, the Strategic Liquidity Ratio was adjusted to more accurately reflect the liquidity assumptions associated with certain pledged assets. Prior year numbers have been revised to conform to the current basis of calculation.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors  A pronounced and sustained economic downturn could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general account invested assets and off-balance instruments, and an increase in provisions for future credit impairments to be included in our actuarial liabilities. Counterparty risk arises primarily from derivatives and reinsurance activities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in actuarial reserves.

Risk Management Strategy  The Credit Committee establishes and oversees execution of our credit risk management strategy. The committee sets out objectives related to the overall quality and diversification of our general account investment portfolio and establishes criteria for the selection of counterparties, including reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. We invest our general account assets primarily in investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of: business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and company experience, and resulting default costs, which form key inputs to our product pricing, actuarial liabilities and economic capital.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

2007 Annual Report	27

We have in place distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A” from internationally recognized rating agencies. We measure derivative counterparty exposure as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure as both current exposure and potential future exposures reflecting the level of ceded actuarial liabilities. We require all reinsurance and insurance counterparties to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, that corrective action is taken. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

An allowance for losses on loans is established when a loan becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value at the time of recognition of impairment. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional provisions or asset write-downs will not be required.

Actuarial liabilities also include general provisions for credit losses from future asset impairments. We set these taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates. As at December 31, 2007 and December 31, 2006, credit loss rates over the next year which exceed the rates provided for in actuarial reserves by 25 per cent would reduce net income by $21 million and $30 million, respectively.

A variety of aggregate credit risk exposure measures are shown in the following table.

Table 6        Credit Risk Measures

As at December 31 (Canadian $ in millions unless otherwise stated)	2007	2006

Net impaired assets	$240	$341
Net impaired assets as a per cent of total invested assets	0.15%	0.20%
Allowance for loan losses	$76	$186
Provision for future credit losses included in actuarial liabilities[1]	$1,991	$2,547

[1]

Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,066 million as at December 31, 2007 and $1,289 million as at December 31, 2006.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors  A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish actuarial liabilities. To develop assumptions for future claims, we use both Company and industry experience. To develop assumptions for future policyholder behavior, we use Company experience and predictive models. Predictions, therefore, rely on significant judgment. Actual experience may be materially different than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced however, by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

Risk Management Strategy  The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design and pricing practices, to ensure our product offerings align with our risk taking philosophy and risk limits, while promoting business opportunities. Within the broad framework set out by our Product Design and Pricing Policy, this committee establishes global product design and pricing standards and guidelines.

These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations	■ target profit objectives ■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation	■ review and approval processes ■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, ensuring corporate

28	2007 Annual Report

standards are met. Corporate Actuarial approves all actuarial valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses.

We utilize a global underwriting manual to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

As noted above, fluctuations in claims experience may result in losses. As at December 31, 2007 and December 31, 2006 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $127 million and $123 million, respectively. Enterprise-wide, this claims exposure is lessened as a result of operating internationally and insuring a wide range of unrelated risk events, reducing the likelihood of high aggregate claims rates.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.

Key Risk Factors  Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including reputation risk, regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, environmental concerns, processing errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market and asset liability risk and insurance risk.

Risk Management Strategy  Manulife Financial’s corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. We establish and execute enterprise-wide risk management strategies for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

Through our corporate insurance program, the Company transfers a portion of our operational risk exposure by purchasing global and local insurance covers that provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage centrally, reflecting enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies:

Reputation Risk  Reputation risk is the risk that our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. Representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners, among others, include third parties to whom we have outsourced some of our administrative functions and that we rely on to fulfill various obligations. Manulife Financial’s reputation is one of its most valuable assets and must be safeguarded. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. Our enterprise-wide Reputation Risk Policy specifies the oversight responsibilities of the Board and the responsibilities of executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, every one of our employees and representatives has the responsibility to conduct their business activities in a manner that upholds our reputation. This responsibility is communicated to every director, officer and employee through our Code of Business Conduct and Ethics.

Legal and Regulatory Risk  The Company is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it conducts business. While many of these laws, regulations and regulatory policies are intended to protect policyholders, beneficiaries and depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage to reputation. We are also regularly involved in litigation, both as plaintiff and defendant, which could result in an unfavourable resolution. Global Compliance oversees our regulatory compliance program, supported by designated chief

2007 Annual Report	29

compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.

Technology, Information Security and Business Interruption Risks  Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Operational integrity, data integrity and security of information and our systems infrastructure are all relied upon for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. Technology related risks are managed through a rigorous systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice to ensure key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have comprehensive policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks  Attracting and retaining qualified resources is critical to the execution of our business strategies. We face tremendous competition for qualified executives, employees and agents from companies both within the financial services industry and in other industries. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks and Corporate Human Resources manages our global human resource programs. Our executive management is committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.

Environmental Risk  An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to help ensure that counterparties are environmentally responsible. In natural resource management operations, we have specific policies and procedures in place to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste.

Derivatives Risk  Derivatives are used to manage market risks. We mitigate the unique operational risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; unexpected changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

30	2007 Annual Report

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes relate to the evaluation of invested asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described below.

Evaluation of Invested Asset Impairment

Available-for-sale fixed income securities which are considered other than temporarily impaired are written down to their estimated fair value with losses recorded in earnings.

Available-for-sale stocks which are considered other than temporarily impaired are also written down to their estimated fair value with losses recorded in earnings.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings, when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

In assessing whether an impairment is other than temporary and assessing fair values and recoverable values, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single issuers and borrowers, for which the ultimate outcome is unknown.

Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk beginning on page 27.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the conservative end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

34	2007 Annual Report

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality:  Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Overall 2007 experience was favourable when compared with our assumptions.

Morbidity:  Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2007 experience was unfavourable when compared with our assumptions.

Policy Termination and Premium Persistency:  Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2007 experience was unfavourable when compared to our assumptions.

Expenses and Taxes:  Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2007 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns:  We segment assets to support liabilities by business segment and geographic market and establish investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2007, credit loss experience on both bonds and mortgages continued to be favourable when compared to our assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. Overall 2007 investment management expense experience was unfavourable when compared to our assumptions.

Foreign Currency:  Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because we have a policy of matching the currency of our assets with the currency of the liabilities they support, there is little exposure related to unfavourable movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products:  Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. This limitation is reported as an additional margin and is shown in segregated fund non-capitalized margins.

2007 Annual Report	35

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31 (Canadian $ in millions)
	2007	2006
Best estimate actuarial liability	$96,030	$102,502
Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$6,167	$5,659
Policyholder behavior (lapse/surrender/premium persistency)	2,544	2,667
Expenses	918	850
Investment risks (non-credit)	9,932	9,169
Investment risks (credit)	1,161	1,581
Segregated fund guarantees	457	435
Other	443	553
Total Provision for Adverse Deviation (PfAD)	$21,622	$20,914
Segregated funds – additional margins	11,548	9,798
Total of PfAD and additional segregated fund margins	$33,170	$30,712

Reported actuarial liabilities as at December 31, 2007 of $117,652 million (2006 – $123,416 million) are composed of $96,030 million (2006 – $102,502 million) of best estimate actuarial liability and $21,622 million (2006 – $20,914 million) of PfAD.

The increase in PfAD for insurance risks is due in part to a reallocation of future expected mortality improvements offset from expected assumptions to PfADs for North American Individual Insurance businesses, as well as an increase in the morbidity PfAD supporting Long Term Care business driven by business growth.

The increase in PfAD for investment risk (non-credit) reflects an increased margin in the valuation for interest spread risk.

PfADs for investment risk (credit) have decreased due to currency given the relative concentration of higher allowance assets in the U.S., as well as the removal of certain minimum margins on corporate bonds.

Segregated fund margins, namely those classified as non-capitalized margins, have increased from growth and market movement.

Sensitivity of Policy Liabilities to Changes in Assumptions

When our assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.

Sensitivity of Policy Liabilities to Changes in Assumptions

As at December 31,
(Canadian $ in millions)	Increase (Decrease) in Policy Liabilities
	2007	2006
Policy Related Assumptions
1% increase in future mortality rates	$ 56	$ 76
1% worsening in future morbidity rates	211	134
10% adverse change in future termination rates	841	913
10% increase in future expense levels	689	775
Asset Related Assumptions
100 basis point decrease in market interest rates	$ 641	$ 615
100 basis point increase in market interest rates	(528)	(510)
10% decrease in equity market values	511	572
10% decrease in real estate and other non-fixed income asset market values	348	269

■	The sensitivities of policy liabilities to changes in assumptions shown in the table above are adjusted for the related impact on income taxes.

■

An increase in mortality rates will generally increase policy liabilities for life insurance contracts and reduce policy liabilities for policies with longevity risk such as payout annuities. For policies where an increase in mortality will increase policy liabilities, the impact of a one per cent increase on life policies alone is $148 million.

■

Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. If the long-term URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increases by $3,743 million for a 100 basis point decrease in interest rates, and decreases by $2,507 million for a 100 basis point increase in interest rates.

■

The sensitivities for level of future market interest rates are calculated based on adjusting the interest rates in the current valuation interest scenario used to determine policy liabilities, and do not reflect potential additional costs from full prescribed scenario testing.

■

The sensitivities to real estate and other non-fixed income market values reflect the impact of an increase/decrease on all forms of real estate assets as well as any other non-fixed income instruments supporting policy liabilities excluding common and private equities.

Review of Actuarial Methods and Assumptions

The 2007 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $32 million. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in 2007 shareholders’ income of pre-tax $19 million.

36	2007 Annual Report

Impact of 2007 Review by Category of Change

(Canadian $ in millions)

Interest rate risk booking scenario	$(40)	Increase from reducing the assumed ultimate risk free re-investment rates applied in the scenario used to establish policy liabilities. Under this scenario, risk free interest rates and market spreads are assumed to grade from current market level rates to ultimate re-investment rates over five years. The reduction in the long bond risk free rates underlying the ultimate re-investment rates was to 3.55% in Canada and 3.65% in the U.S., a reduction of 25 bps. Offsetting this increase was a reduction from updating the current market spreads used in the re-investment grading to reflect Q3 2007 market spreads. Going forward this assumption will be updated each quarter, similar to the risk free rates.
Other investment return assumption and modeling changes	(228)	The reduction is driven by (i) elimination of a modeling uncertainty provision established in the 2006 basis changes related to new investment modeling processes implemented at that time, (ii) a reduction from removal of minimum asset default margins based on determination that these were not required given the robust way in which the long-term underlying default assumptions are developed, and (iii) updates to expected returns for real estate, equity, and infrastructure assets.
Regular review of non- economic assumptions	659	Comprises the following items: (i) a net increase from the impact of strengthening future morbidity assumptions, less offsetting expected policy adjustments, on U.S. Long Term Care; (ii) an increase from mortality strengthening in U.S. Annuities and Reinsurance partially offset by a decrease in Japan; (iii) an increase from strengthening related to policy persistency, primarily on U.S. Long Term Care, Canadian Individual Insurance and U.S. Variable Annuities; (iv) an increase from expense assumptions reflecting both higher projected future investment management expenses and increased administrative expense assumptions.
Model enhancements	(168)	Comprised of a number of enhancements, including (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a decrease from product cash flow modeling refinements in Canadian Individual Insurance partially offset by an increase in U.S. Life; (iii) an increase from refining the segregated fund guarantee reserve methodology to replace the averaging methodology currently used with a method consistent with recent actuarial guidance.
Overhead expenses	(95)	Net reduction in the proportion of future overhead expenses that are assumed to relate to in-force business.
Par Closed Block PfAD levels	(96)	Reduction of margins for par closed block ceded actuarial liabilities.
Total	$32

Note: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

The change in policy liabilities in respect of the review of assumptions was $(62) million for Q4, and $94 million in Q1 to Q3 2007.

The 2006 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $67 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2006 shareholders’ income of pre-tax $82 million.

Impact of 2006 Review by Category of Change

(Canadian $ in millions)

Asset risk	$(146)	Reduction in provisions related to the risk on disposition of assets in the John Hancock private debt portfolio supporting policy liabilities.
Interest rate risk booking scenario	261	Increase from adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. The new scenario assumes faster convergence in North America from current market rates to the conservative assumed ultimate long-term interest rates. The new scenario maintains current levels of conservatism versus the most adverse of the professionally prescribed scenarios; these prescribed scenarios were also changed in 2006.
Other investment return assumption impacts	(404)	Decrease from updating the future investment return assumptions for 2006 investment market movements. The reduction is driven by strong non-fixed income returns (equities and real estate) in a number of businesses.
Regular review of non- economic assumptions	506	Comprises the following items: (i) increase from strengthening related to policy persistency, primarily on U.S. and Canadian Individual Insurance, U.S. Long Term Care, and Life Reinsurance; (ii) increase from expense assumptions primarily reflecting higher projected future investment management expenses; (iii) an increase from mortality assumptions driven by the adverse impact of improving mortality experience on Long Term Care offset by the beneficial impact from improving mortality in a number of insurance businesses; and (iv) a decrease from refinements to Long Term Care claims modeling assumptions.
Model enhancements	(284)	Comprises a number of enhancements, including (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a net decrease from model refinements related to investment risks; and (iii) a net increase from refinements to future investment spread modeling.
Total	$(67)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

2007 Annual Report	37

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business; acquisitions; in-force movement; and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2007 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819
Impact of adopting new accounting policies for financial instruments	1,566	1,119	3,769	1,236	59	–	7,749
Balance, January 1, 2007	$45,798	$39,341	$36,323	$14,909	$1,943	$254	$138,568
New business	387	2,210	373	(126)	11	–	2,855
In-force movement	1,957	(5,263)	(43)	973	(118)	243	(2,251)
Currency impact	(7,046)	(5,640)	(4)	(1,843)	(215)	(2)	(14,750)
Total net changes, excluding new accounting policies for financial instruments	$(4,702)	$(8,693)	$326	$(996)	$(322)	$241	$(14,146)
Balance, December 31, 2007	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase in policy liabilities from adopting new accounting policies for financial instruments was offset by an increase in the statement value of the assets supporting policy liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,263 million for in-force movements on the U.S. Wealth Management block includes $2,235 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The increase in the Corporate and Other segment includes certain liabilities related to the business segments which will be moved into those segments early in 2008.

Included in the total in-force reduction of $2,251 million is an increase of $32 million from changes in methods and assumptions, as described earlier. This increase results in a decrease in pre-tax earnings.

Of the $604 million net increase in policy liabilities related to new business and in-force movement, $376 million is an increase in actuarial liabilities. The remaining $228 million is an increase in other policy liabilities.

2006 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2006	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049
New business	433	1,394	303	(146)	16	–	2,000
Acquisitions	–	–	–	8	–	–	8
In-force movement	1,799	(6,276)	960	462	(366)	111	(3,310)
Currency impact	41	(154)	–	183	3	(1)	72
Total net changes	$2,273	$(5,036)	$1,263	$507	$(347)	$110	$(1,230)
Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase of $8 million in acquisition results from the acquisition of a block of business from Pramerica in the Philippines in the third quarter of 2006.

The large reduction of $6,276 million for in-force movements on the U.S. Wealth Management block includes $4,534 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The reduction of $366 million for

38	2007 Annual Report

in-force movement in Reinsurance Division is largely due to provisions set up in 2005 related to Hurricane Katrina that were released to cover claims costs. The increase in the Corporate and Other segment includes a liability established in the 2006 valuation review of methods and assumptions related to implementation of quarterly CALM valuation for insurance business.

Included in the total in-force reduction of $3,310 million is a reduction of $67 million from changes in methods and assumptions, as described earlier. This reduction results in an increase in pre-tax earnings.

Of the $1,310 million net reduction in policy liabilities related to new business and in-force movement, $1,127 million is a decrease in actuarial liabilities. The remaining $183 million is comprised of a $284 million decrease in other policy liabilities and a $101 million re-classification from other liabilities to policy liabilities, both of which impacted the Consolidated Balance Sheet.

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company’s policy is that when it is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 18 to the consolidated financial statements, certain VIEs have been consolidated into the general fund, with no financial impact, and certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 18 to the consolidated financial statements.

Pensions and Other Post-employment Benefits

We have a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. These plans include registered/qualified pension plans, supplemental pension plans and, in some instances, health, dental and life insurance plans. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, and compensation increase rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of these assumptions, are presented in note 17 to the consolidated financial statements.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the Company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2007 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.

2007 Annual Report	39

Changes in Accounting Policies

Stock-based compensation

In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date for grants to employees who are eligible to retire on the grant date, and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively.

The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to January 1, 2006 opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10 million, made up of $7 million related to stock options and $3 million related to restricted share units. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 million (net of a provision for income taxes of $1 million).

Financial instruments – recognition and measurement, hedges, comprehensive income and equity

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 4211 “Life Insurance Enterprises – Specific Items”. Section 4211 replaced Section 4210. As a result, all financial instruments whether assets or liabilities, except for policy liabilities accounted for in accordance with Section 4211, are accounted for under the new sections. Prior to January 1, 2007, life insurance enterprises followed handbook Section 4210 which contained accounting policies specific to life insurance enterprises. The changes in accounting policies were adopted retroactively without restatement.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets as trading (under Section 3855’s fair value option), AFS or as loans and receivables. Financial instruments designated as fair value option, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Stock securities not traded in an active market are carried at cost. The Company has chosen to designate bond and stock securities which support policy liabilities as trading under the fair value option in order to reduce a recognition inconsistency that would otherwise arise. Bond and stock securities which support surplus are, for the most part, designated AFS. Private placement debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value option are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time such changes are reported in earnings.

With the introduction of the financial instrument standards, the life insurance standard Section 4210 was replaced with Section 4211 which removes the unique investment accounting for insurance enterprises for financial instruments, other than owned real estate. Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings. In addition, Section 4211 removes the unique move-to-market accounting and impairment accounting for equities. Under Section 4210, equity impairments were not recognized unless the entire equity portfolio was impaired. Under the new sections the Company recognizes other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as fair value option or are derivatives. Other financial liabilities are measured at amortized cost. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as fair value in order to reduce any recognition inconsistency. The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were designated as fair value.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with Section 4211 except for certain reinsurance contracts. Reinsurance contracts principally involving the transfer of financial risks are accounted for under Section 3855 and are measured at fair value. The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees. In addition, the Reinsurance Division has entered into similar contracts with other insurance companies. The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts. The change in fair value of these contracts is reported as change in actuarial liabilities. The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under Section 4211 is dependent upon the carrying value of assets required to support the liabilities. Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value option unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176 million, an increase in opening participating policyholders’ equity of $13 million and an increase in opening AOCI of $1,741 million. Amounts previously reported as currency translation account have been reclassified to AOCI.

40	2007 Annual Report

The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

(Canadian $ in millions)	January 1, 2007	Accounting Policy Changes	December 31, 2006	reference
Assets
Invested assets
Cash and short-term securities	$10,898	$(3)	$10,901
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	–	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,721	$4,401	$171,320
Other assets	$14,625	$29	$14,596
Derivatives	1,978	1,578	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,324	$6,008	$186,316

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Long-term debt	1,929	(1)	1,930	9
Future income tax liability	2,429	171	2,258	10
Derivatives	1,793	883	910	11
Other liabilities	5,749	50	5,699
	$161,208	$4,445	$156,763
Liabilities for preferred shares and capital instruments	3,680	(15)	3,695	12
Non-controlling interest in subsidiaries	202	–	202
Equity
Participating policyholders’ equity	155	13	142	13
Shareholders’ equity
Preferred shares	638	–	638
Common shares	14,248	–	14,248
Contributed surplus	125	–	125
Retained earnings	13,336	(176)	13,512	14
Accumulated other comprehensive income (loss) on available-for-sale securities and cash flow hedges	1,741	1,741	–	15
on translation of net foreign operations	(3,009)	–	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,324	$6,008	$186,316

[1]	Net unrealized gains of $1,155 on AFS and $1,467 on fair value option

[2]	Net unrealized gains of $1,146 on AFS and $814 on fair value option

[3]	Hedge accounting adjustments related to loans being designated in prior years as hedged items

[4]	Adoption of new impairment policy for equities

[5]	Fair value adjustment

[6]	Consequential impact of change in accounting policies

[7]	Elimination of category for other than real estate

[8]	Unrealized gain related to electing fair value

[9]	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006

[10]	Tax effect of opening adjustments

[11]	Fair value adjustment

[12]	Subordinated debt payable to MIC Financing Trust I classified as trading

[13]	Portion of fair value adjustments related to par surplus

[14]	Result of above items

[15]	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

2007 Annual Report	41

Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee’s EIC 46, “Leveraged Leases”, which harmonizes leveraged lease accounting with U.S. GAAP. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The Company’s adoption of EIC 46 resulted in a charge to opening retained earnings at January 1, 2007 of $157 million.

Capital disclosures

Effective October 1, 2007, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This section requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. Transition to the new standard did not have any financial impact to the Company.

Future Change in Accounting Policies

Financial instruments – disclosure and presentation

On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, including their impact on financial position and performance and on the risks associated with recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 23 to the consolidated financial statements.

For U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to the lower of cost or fair market value.

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).

Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Practices

The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2007, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2007, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the ARMC, the CEO and CFO.

42	2007 Annual Report

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the consolidated financial statements of the Company for the year ended December 31, 2007. Their report, on page 48, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2007 Annual Report	43

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2007 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
The Manufacturers Life Insurance Company	100	$15,449	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company
Manulife Holdings (Delaware) LLC	100		Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100		Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100		Michigan, U.S.A.	U.S. based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York
John Hancock Life Insurance Company of New York	100		New York, U.S.A.	Provides group pension, individual annuities and life insurance products in the State of New York
John Hancock Investment Management Services, LLC	95		Massachusetts, U.S.A.	Investment advisor
Manulife Reinsurance Limited	100		Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100		St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100		St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company
Manulife (International) Limited	100		Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51		Shanghai, China	Chinese life insurance company
Manulife Asset Management (Asia) Limited	100		St. Michael, Barbados	Investment advisor
Manulife Asset Management (Hong Kong) Limited	100		Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company
FNA Financial Inc.	100		Toronto, Canada	Holding company
Elliott & Page Limited	100		Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties
Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations
MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations
Manulife Life Insurance Company	100		Tokyo, Japan	Japanese life insurance company
MFC Global Investment Management (Japan) Limited	100		Tokyo, Japan	Japanese investment management and advisory company
P.T. Asuransi Jiwa Manulife Indonesia	100		Jakarta, Indonesia	Indonesian life insurance company
P.T. Manulife Aset Manajemen Indonesia	100		Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Vietnam Fund Management Company Limited	100		Ho Chi Minh City, Vietnam	Vietnamese investment management and advisory company marketing mutual funds
Manulife Insurance (Thailand) Public Company Limited	97.9		Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	100		Bangkok, Thailand	Investment management
MFC Global Fund Management (Europe) Limited	100		London, England	Holding company
MFC Global Investment Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100		Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100		Burlington, Ontario	Insurance broker
Berkshire Investment Group Inc.	100		Burlington, Ontario	Mutual fund dealer
Berkshire Securities Inc.	100		Burlington, Ontario	Holding company
MFC Global Investment Management (U.S.A.) Limited	100		Toronto, Canada	Investment advisor
Manulife Asset Management (Singapore) Pte. Ltd.	100		Singapore	Asset management

2007 Annual Report	115

As at December 31, 2007 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
John Hancock Holdings (Delaware) LLC	100	$8,804	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S. based financial services company that offers a diverse range of financial protection products and wealth management services
John Hancock Variable Life Insurance Company	100		Boston, Massachusetts, U.S.A.	U.S. based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York
P.T. Asuransi Jiwa John Hancock Indonesia	96.2		Jakarta, Indonesia	Indonesian life insurance company
John Hancock Subsidiaries LLC	100		Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100		McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100		Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group LLC	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Funds LLC	100		Boston, Massachusetts, U.S.A.	Mutual fund company
Hancock Natural Resource Group, Inc.	100		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock International Holdings, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
Manulife Insurance (Malaysia) Berhad	45.8		Kuala Lumpur, Malaysia	Malaysian life insurance company
John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Tianan Life Insurance Company	50		Shanghai, China	Chinese life insurance company

116	2007 Annual Report